Fund/insurance product gets green light

Others have been filed with the SEC and expect approval soon

By Lisa Shidler
March 17, 2008

Phoenix Companies Inc. is the first insurance company to receive approval from the Securities and Exchange Commission for an investment product that blends mutual funds with insurance guarantees, although several organizations expect to gain approval soon.

Several firms have filed with the SEC for approval to offer similar products, including Genworth Life and Annuity Insurance Co. of Richmond, Va., Allianz Life and Annuity Co. of Minneapolis, Nationwide Life Insurance Co. of Columbus, Ohio, and Allstate Life Insurance Co. of Northbrook, Ill.

The product from Hartford, Conn.-based Phoenix, known as Guaranteed Retirement Income Solutions, guarantees lifetime income payments even if the individual’s account balance reaches zero.

It is different from a variable annuity because it allows a broader array of investments, such as managed accounts.

Phoenix developed the product in partnership with Lockwood Capital Management Inc. of Malvern, Pa. The investment is available only for managed accounts that are invested in Lockwood Investment Strategies Longevity Income Solutions asset allocation models.

TEAMING UP

Other companies also relied on partnerships to develop similar products.

For instance, Genworth partnered with a subsidiary, AssetMark Investment Services Inc. of Pleasant Hill, Calif., and Nationwide partnered with Chicago-based Envestnet Asset Management Inc., a wealth management firm. Allianz has not identified a partner, and Allstate has created target date mutual funds that it plans to use.

Despite approval from the SEC, the Internal Revenue Service still has not ruled on the tax treatment of the Phoenix product, industry leaders said.

But that has not stopped some people from making an educated guess. For instance, until the account begins to make annuity payments, it will be taxed like any mutual fund or separately managed account, said Jack Sharry, senior vice president of alternative financial products at Phoenix. However, once the account runs out of money and the investor is relying on the fixed annuity payment, then it will be treated as an annuity and taxed as ordinary income, he said.

Until the IRS makes a decision, there is no way to know for sure how the product will be taxed, said Brent Hamann, a senior consultant at Milliman Inc. of Chicago.

“If you look at any of the prospectuses, they make it clear that the tax treatment is uncertain,” he said. But once investors begin to use the annuity, Mr. Hamann believes the tax basis will be equivalent to an annuity. There is concern that if the IRS treats the insurance portion as something other than an annuity, then the tax liability could increase, he said.

The tax issue is something the SEC is likely paying close attention to, said Joan E. Boros, an attorney with Jorden Burt LLP in Washington. “I think the SEC is still trying to come up with a consistent way of treating guarantees,” she said.

These products are of interest to Robert J. Kuehl, a certified financial planner and vice president of H.C. Denison & Co. of Sheboygan, Wis., and he wants to learn more about them. But he will wait until the tax situation is clarified before investing in the product.

“Right now, the jury’s still out on it,” Mr. Kuehl said. “You don’t know what the insurance will entail, and what benefit you’ll receive using the insurance wrapper.” H.C. Denison manages more than $100 million.

In Genworth’s filing, the company states that it intends to treat the investment as an annuity contract for tax purposes, but also wrote: “We can provide no assurances, however, that a court would agree with the foregoing interpretations of the law if the Internal Revenue Service were to challenge the foregoing treatment.”

To be sure, the terms of the deals differ. For instance, Genworth offers a group income annuity contract, while Nationwide offers an individual immediate annuity. Nationwide just filed with the SEC last week.

Genworth’s product is called the LifeHarbor Series AssetMark Group Guaranteed Income Annuity Certificate. The certificate is issued as a group guaranteed income annuity contract with the cost for a single participant varying from 1.75% to 1.25% of the principal.

The annuity has a funding phase and a payout phase. During the funding phase, participants can make additional investments into the account and they can take withdrawals. When the account value falls below a specified amount, the payout phase begins.

In the cases of all of these products, the mutual fund account may also perform so well that you don’t need the guarantees.

Officials at Genworth, Allianz and Allstate declined to comment until the SEC has approved their filings.

Wrap Product Guarantees Managed Account Income
National Underwriter
March 13, 2008,

The Phoenix Companies Inc. is helping an investment manager give wealthy clients a tool for generating retirement income from custom-designed investment accounts.

PHL Variable Insurance Company, an insurance company subsidiary of Phoenix, Hartford, will be putting some managed accounts at Lockwood Capital Management Inc., Malvern, Pa., into a Guaranteed Retirement Income Solutions wrapper.

Lockwood Capital clients who stick with the firm’s Lockwood Investment Strategies Longevity Income Solutions asset allocation program can use the GRIS income guarantee income to guarantee that their incomes will generate lifetime income streams starting when the clients reach age 65, or when the clients reach some later age, Phoenix says.

To qualify for the guarantee, Lockwood Capital investors who use the Longevity Income Solutions program with the GRIS guarantee must comply with withdrawal limits, Phoenix says.

The typical annual income stream available through the program will be equal to 5% of the initial Longevity Income Solutions account value, Phoenix says.

PHL Variable Insurance is responsible for backing the product guarantees.

Lockwood Capital is an affiliate of a subsidiary of the Bank of New York Mellon Corp., New York.

Pershing Income Surety Offer
 By Matt Ackermann
American Banker
March 17, 2008

WASHINGTON – Pershing LLC, a subsidiary of Bank of New York Mellon Corp., introduced a financial product that provides a lifetime income guarantee for managed assets.

The Lockwood Investment Strategies Longevity Income Solutions is offered by Pershing LLC and managed by Lockwood Capital Management Inc., both Bank of New York Mellon units. PHL Variable Insurance Co., a subsidiary of Phoenix Cos. Inc. of Hartford, Conn., provides the guarantee.

When clients invest in the product, Phoenix guarantees lifetime income payments, regardless of how their assets perform, even if they are depleted, Pershing said last week. In contrast to traditional annuity products, investors can retain ownership of the assets and receive a guaranteed stream of income at age 65 or older. Pershing offers managed account products and services to broker-dealers, investment professionals, and independent registered investment advisers.

Pershing, Phoenix launch a UMA with annuity rider
By Thomas Coyle
Family Wealth Report
17 March 2008

     Pershing’s third-party investment platform affiliate Lockwood Capital Management is working with insurance-, annuity- and investment-product provider Phoenix to give advisors a way to offer clients unified managed accounts (UMAs) that include lifetime-income guarantees.
     Lockwood’s Longevity Income Solutions (LIS2) asset-allocation models blend separately managed accounts, mutual funds and ETFs and, thanks to Phoenix, provide downside protection – in effect an annuity rider – in the form of a guaranteed 5% annual payout. They’re meant to help investors – especially retirees – manage their lives by providing them with predictable income payments regardless of the actual performance or value of the account.

Boomers
     “Baby boomers are the first generation in modern history responsible for managing their own retirement plans,” says Lockwood’s CEO Jim Seuffert “[They] want [retirement-income guarantees] like their parents’ defined benefit plans provided.”
Given the sheer number of boomers out there and the fact that they’ll be tipping into retirement for the better part of the next three decades, Lockwood and Phoenix may be on to something. Boomers account for about a third of the U.S population, and they own about 40% of all U.S. private assets.

     And, as a group, boomers are expected to live longer than any previous generation, thanks to higher levels of personal fitness and improving medical care. In 1955 the average retirement age for Americans was 68 and average life expectancy was 72. Now the average retirement age is 62 and average life expectancy has jumped to 80. More starkly, 65-year-old man has one chance in four of seeing his ninety-second birthday; a 65-year-old woman is as likely to get past age 94.
     In addition to being long-lived, boomer-generation retirees face rising health costs. Out-of-pocket costs beyond Medicare ranging from $125,000 to $300,000, according to the Employee Benefit Research Institute – and that’s not counting nursing-home expenses.
     “It’s clear we need new ways to help our aging population attain a comfortable and satisfying retirement, and these solutions need to be simple, low cost and flexible,” says Phoenx’ CEO Dona Young. “Through this strategic alliance with Lockwood Capital Management, we can apply features of life insurance and annuities to investment products and offer investors a unique approach to guaranteeing an income for life.”

Perceptions
     The tie-in with Lockwood also gives Phoenix a chance to provide annuity-like services to high-net-worth investors without having to call them annuities, according to Joe Fazzino, spokesman for the Hartford, Conn.-based insurance company.
     “With annuities there is a perception of complexity, a perception of high costs and a perception that the investors loses control of the assets,” says Fazzino. “When we describes annuities to high-net-worth focus groups, the typical reaction is ‘That sounds great,’ but when we say they’re annuities, some people pull back because of these perceptions. [Working with Lockwood] is a way we feel advisors can give their clients the benefits of annuities without the perceived negatives.”

     Fazzino says LIS2 will cost the end investor a fee of about 255 basis points on account assets, all in. That compares with an all-in fee of 320 basis points to 350 basis points for a typical variable annuity.
     And LIS2 may confer tax benefits as well. The income stream comes initially from the asset base – the principal, if you will – which is taxed as a capital gain. Only after that’s drawn down does income derived from the structure become taxable as ordinary income. Traditional annuity payments are usually taxed as ordinary income across the board.
     Phoenix and Lockwood say LIS2 is the first product of its kind – and Fazzino says its newness caused some head scratching at the SEC.
     But Retirement Income Industry Association (RIIA) chairman Francois Gadenne saw such products coming several years ago. In a 2006 interview with FWR, he said that retirement-income products would probably end up being combinations of traditional investment offerings, specialized accumulation vehicles and insurance products – a fair description of LIS2.
     Phoenix’ head of business development Jack Sharry says the word he’s getting from advisors is that “they want to help their clients guarantee a lifetime income stream. In response, we developed a simple, cost-effective solution by wrapping a managed account from [Lockwood] with an income guarantee offered by Phoenix.” Jersey City, N.J.-based Pershing is a subsidiary of Bank of New York Mellon. -FWR

Retirement Product Wave Hits Wealth Market
Article published on Mar 14, 2008
By Tom Stabile
FUNDfire

Two new retirement-oriented investment offerings for wealthy investors were unveiled this week as part of a surge of products and packages expected to enter the managed accounts market in coming years to meet the needs of aging Baby Boomers. The products largely would position financial advisors with options that help them keep hold of the managed account assets they currently service for clients hitting retirement age.

The new options come in several flavors, some with income guarantees tied to insurance products and others with portfolio and tax management tools aimed at maximizing a client’s assets for the “distribution” phase of their lives when they draw down their wealth as they get older.

One of the new products is an insurance add-on feature tied to three retirement-based asset allocation funds from the Bank of New York Mellon’s Pershing Managed Account Solutions division in Malvern, Pa. It is offering the product in conjunction with PHL Variable Insurance Co., a subsidiary of the Phoenix Cos., an insurer based in Hartford, Conn. The offering initially is focused on investments in exchange-traded funds (ETFs) but will soon incorporate separately managed accounts (SMAs).

The other launch – from Placemark Investments of Wellesley, Mass. – is an upgraded overlay management service that offers tax administration and retirement distribution oversight of client accounts with an eye toward producing a steady future income stream for retirees.

Both new offerings are designed to make investing in equities an attractive alternative to the traditional retirement staples of fixed income products, which generally offer lower returns, or variable annuities, which tend to be comparatively costly and rigid.

The products are bound to have a lot of company in coming years as the wealth management industry shifts to address the financial needs of retiring Boomers, says Robert Ellis, senior analyst at Boston-based Celent, and author of a recent research report on the topic. Click here to obtain it.

“You’re just seeing the opening shots of something that’s going to be taking place over the next 10 years,” he adds. “The [wealth] distribution phase will be as important to the industry as the accumulation phase has been. For all of the products out there for accumulation, very few look at the distribution phase.”

Retirement will become an increasingly popular subject to tackle, as well as a well-worn marketing focus, Ellis says. “Just like everything in 2000 was a dot-com, with an i-something or e-something [in its name], I expect that a lot of products will be issued or relabeled with retirement as the theme,” he adds.

Part of the impetus is a realization that if clients seek safer havens for their wealth, the traditional avenue of annuities could create a big drain on managed assets, Ellis says. “You’re not going to earn on the annuity, and if you’re moving half of your client’s assets to buy it, that’s lost revenue,” he says. “This is about maintaining control of the assets and commissions off of the assets and revenue off of the client.”

Two recurring themes will be retirement-focused products generally and the subset of “guaranteed income” products, which must include an insurance element to pass regulatory muster, Ellis says.

Placemark’s new offering, dubbed Customized Income Management, falls in the broader retirement category, and is expected to go live around midyear. It aims to use the firm’s overlay management capabilities to coordinate investments in a broader portfolio, both taxable and nontaxable, to create a steady income stream while avoiding the need to liquidate holdings in large scale when the client is ready to retire or rollover IRA accounts.

Placemark’s bread and butter is providing its overlay services to brokerages and other sponsor firms so that they can run unified managed accounts for their clients. UMAs consolidate various investment vehicles, such as SMAs or mutual funds, into a single custodial account. But the new product is Placemark’s first stab at the broader unified managed household concept, which goes beyond an individual client’s holdings to apply overlay management to assets that can’t be rolled into the UMA or that belong to a spouse.

The basic structure of the fee-based offering would have the overlay manager account for client-specific tax and risk parameters in order to generate a specific level of monthly or annual retirement distributions from an existing portfolio. It also expects to allow investors to stay with their existing equity portfolios by strategically timing securities sales in order to generate long-term capital gains and lower tax rates.

“We’ve separated the product decision – and the broader need to profile the client and find the right risk-return mix – from the need to generate cash for your client to live on,” says Randy Bullard, the firm’s executive v.p. for business development.

The idea of pitching the unified managed household offering as a retirement tool simply responds to the demand the firm sees in the market, Bullard says. “We’re launching it specifically around retirement because we feel the retirement problem is the most pressing need for universal household functionality,” he says. “It’s a concrete problem.”

The Pershing product takes a different approach. The offering consists of three asset allocation models that are designed to take a client’s investments – with a minimum of $250,000 – and grow at a steady pace that lets them draw down 5% of the total each year. The product, offered as a UMA, would cost 50 basis points. The “guaranteed income” feature is an add-on insurance policy from PHL that under specific criteria would promise annual payments equal to the 5% draw-down should the client’s assets in the product be fully depleted. The insurance feature is now priced at 125 bp.

Clients will be able to add or remove the policy at any time, says Len Reinhart, a Pershing consultant who until last month was president of Pershing’s Lockwood Capital Management division, which is distributing the new product. “You’re insuring against living to 110 years [and running out of assets],” Reinhart says. Another use is the “fire insurance” analogy – when a disastrous market at the wrong time wipes out a client’s portfolio early in retirement.

While the funds will initially only use ETFs, including ones that invest in equities, new versions with SMAs and mutual funds should come online within the next year, Reinhart says.

The insurance feature may only be attractive for the early years of the account, when a client’s portfolio is at most risk of turning sour, says Jim Seuffert, CEO of Pershing Managed Account Solutions. “You may want to hang onto it for six or eight years, but as the account grows you drop it,” he adds.

The product will be housed along with Lockwood’s existing UMA offerings, which have $1.3 billion in assets.

SEC OKs Phoenix’s Fund-Insurance Product

Ignites.com
By Pete Bucci
March 18, 2008

Phoenix Companies has gotten SEC approval to offer a new product that melds insurance guarantees with mutual funds. Several other firms are awaiting regulatory approval for similar products, Investment News reports.

Called Guaranteed Retirement Income Solutions, the new product from Phoenix guarantees lifetime income payments even if the account is depleted. It also allows a wider range of investments — including managed accounts — than variable annuities.

The product was created in a partnership between Phoenix and Lockwood Capital Management, according to Investment News. It is available only for managed accounts using Lockwood Investment Strategies Longevity Income Solutions asset allocation models.

Other firms have also formed partnerships to introduce such products, Investment News reports.

Genworth Life and Annuity Insurance Co., for example, partnered with its AssetMark Investment Services unit, and Nationwide Life Insurance Co. teamed up with Envestnet Asset Management, a Chicago-based wealth management firm. Allianz Life and Annuity Co., which is also seeking SEC approval, has not disclosed a partnership, while Allstate Life Insurance Co. has developed target-date funds for its planned product.

While industry leaders say the IRS has yet to determine how it will tax the Phoenix product, some are attempting to estimate what will be the tax treatment, Investment News reports.

Jack Sharry, senior VP of alternative financial products at Phoenix, says it will initially be taxed like any mutual fund or separately managed account. When the account runs down and the fixed annuity payments begin, he says, it will be taxed as ordinary income.

However, Brent Hamann, a senior consultant at Milliman, says the tax liability could rise if the IRS treats the insurance portion differently than an annuity.

In its filing, Genworth says it plans to treat the product as an annuity contract for tax purposes. However, the firm notes that the IRS could challenge that treatment in court.